EXHIBIT G

PROPOSED FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-____________)

Filings under the Public Utility Holding Company Act of 1935 (“Act”)

___________________, 2003

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) is/are available for public inspection through the Commission’s Branch of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___________________, 2003, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issue of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __________________, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Xcel Energy Inc. (70-9635)

     Xcel Energy Inc. (“Xcel Energy”), a registered holding company, located at 800 Nicollet Mall, Minneapolis, Minnesota 55402, and its Subsidiaries1 (“Applicants”), have filed an application-declaration under Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(f), 32 and 33 of the Act and Rules 43, 45, 46, 53 and 54 under the Act.

     Xcel Energy filed an Application-Declaration on Form U-1 with the Securities and Exchange Commission (the “Commission”) in this file on February 23, 2000, as amended April 10, 2000, June 26, 2000, August 3, 2000, August 4, 2000, August 22, 2000, October 12, 2001, October 19, 2001, November 7, 2002 and December 20, 2002 (as so amended, the “Original Financing U-1”) and as further amended by an Application-Declaration on Form U-1 in File No. 70-10096 filed on October 9, 2002, and amended on December 20, 2002 and May 27, 2003 (the

1	The term “Subsidiaries” used herein shall have the same meaning as it had in the August 2000 Order, which is: each of the Utility Subsidiaries and Non-Utility Subsidiaries as well as any future direct or indirect non-utility subsidiaries of Xcel Energy whose equity securities may be acquired in accordance with an order of the Commission or in accordance with an exemption under the Act or the Commission’s rules thereunder. Other capitalized terms used in this Application that are not otherwise defined herein shall have the meanings ascribed to them in the Original Financing U-1.

“Supplemental Financing U-1”). Applicants seek an amendment to the authorization granted by the Commission in its order issued on August 22, 2000 (Holding Co. Act Release No. 27218) (the “August 2000 Order”), its order issued on March 7, 2002 (Holding Co. Act Release No. 27494) ( the “100% Order”, and together with the August 2000 Order, the “Original Financing Orders”), and its order issued May 29, 2003 (Holding Co. Act Release No. 27681) (the “Supplemental Financing Order” and, together with the Original Financing Orders, the “Financing Orders”) as described below.

     Xcel Energy directly owns six utility subsidiaries that serve electric and/or natural gas customers in 12 states (collectively, the “Utility Subsidiaries”): Northern States Power Company, a Minnesota corporation; Northern States Power Company, a Wisconsin corporation; Public Service Company of Colorado; Southwestern Public Service Co.; Black Mountain Gas Company (“Black Mountain”); and Cheyenne Light, Fuel and Power Company (“Cheyenne”). Xcel Energy also engages through subsidiaries in various other energy-related and non-utility businesses (collectively the “Non-Utility Subsidiaries”). The principal Non-Utility Subsidiaries that are directly or indirectly owned by Xcel Energy include: NRG, a holding company for many of Xcel Energy’s non-utility businesses, including significant investments in independent power projects and foreign utility operations; Seren Innovations, Inc., a provider of cable, telephone and high-speed internet access systems and an exempt telecommunications company under Section 34 of the Act; e prime, inc., a marketer of electricity and natural gas; and Eloigne Company, an investor in projects that qualify for low-income housing tax credits.

     The Financing Orders authorized Xcel Energy and its Subsidiaries to engage in various financing transactions during the period from the date of such orders through September 30, 2003 (the “Original Authorization Period”). By Amendment No. 12 (Seventh Post-Effective) in File No. 70-9635 (the “Application”), Applicants seek to extend the Original Authorization Period to June 30, 2005 (such period of time, including the Original Authorization Period, being hereinafter referred to as the “Extended Authorization Period”). By the Application, Applicants also request that the Commission authorize certain modifications to the terms and conditions applicable to the financing authorizations, to the terms and conditions for intrasystem financings and guarantees, including implementation of a utility money pool, and the terms and conditions relating to the formation and operation of financing subsidiaries. Finally, Applicants request in this Application that the Commission release its reservation of jurisdiction in the Supplemental Financing Order so as to authorize an increase in the aggregate amount of common stock and long-term debt securities that Xcel Energy can issue during the Extended Authorization Period from $2.0 billion, as authorized in the August 2000 Order, to $2.5 billion.

     In the Original Financing Orders the Commission authorized the following transactions (collectively, the “Financing Activities”):

     (i)  Xcel Energy to issue and sell common stock and/or long-term debt securities for the uses described herein, provided that the aggregate proceeds received during the Original Authorization Period upon issuance of such common stock (exclusive of the issuance of common stock specifically authorized in the Original Financing Order in respect of employee benefit plans and dividend reinvestment plans,2 the issuance of common stock specifically authorized in

2	Xcel Energy was also authorized to issue and/or acquire an additional 30 million shares of its common stock (subject to adjustment for stock splits) from time to time through June 30, 2007 under various

Holding Co. Act Release No. 27533 (May 30, 2002),3 and the issuance of common stock in connection with the reorganization of NRG4) and the aggregate principal amount of long-term debt issued and outstanding at any one time during the Original Authorization Period, together with any long-term debt or preferred securities issued by Financing Subsidiaries (as defined in the Original Financing Order) established by Xcel Energy, shall not exceed $2.0 billion;

     (ii)  Xcel Energy to have outstanding at any one time short-term debt with a maturity date not more than one year from the date of the borrowing in an aggregate principal amount of up to $1.5 billion;

     (iii)  Cheyenne and Black Mountain to each issue short-term debt to nonassociate lenders, when combined with borrowings from associate lenders, not to exceed $40 million for each of Cheyenne and Black Mountain;

     (iv)  Xcel Energy’s Subsidiaries to borrow from each other and from Xcel Energy, and for Xcel Energy and any Subsidiary to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the debt and other obligations of other Subsidiaries (“Intrasystem Financings”), excluding transactions that are exempt under rules 45(b) and 52, as applicable, in an aggregate outstanding principal amount not to exceed $2.5 billion at any one time, provided that any short-term loans to Cheyenne and Black Mountain will be counted against their respective authorization for $40 million of short-term debt and shall not apply against this limit on Intrasystem Financings;5

     (v)  Xcel Energy and the Subsidiaries to enter into hedging transactions with respect to existing and anticipated debt offerings, subject to certain limitations and restrictions specified therein;

     (vi)  Xcel Energy and its Subsidiaries to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (“Financing Subsidiaries”) created specifically for the purpose of facilitating the financing of the authorized and exempt activities of Xcel Energy and the Subsidiaries through the issuance of debt or preferred securities, including but not limited to monthly income preferred securities, to third

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employee benefit plans and dividend reinstatement plans. This Application is not requesting any amendment to such authority.

3	In Holding Co. Act Release No. 27533 (May 30, 2002), the Commission authorized Xcel Energy to issue up to 33,394,564 shares of its common stock in connection with the consummation of the exchange offer for the publicly held shares of NRG common stock and upon subsequent exercise of options issued by NRG or conversion of the corporate units issued by NRG into shares of Xcel Energy.

4	On May 14, 2003, NRG and certain of NRG’s subsidiaries filed voluntary petitions for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. NRG’s filing included its plan of reorganization (“NRG’s Plan of Reorganization”), which incorporates the terms of a tentative settlement among NRG, Xcel Energy and members of NRG’s major creditor constituencies that provides for payments by Xcel Energy to NRG and its creditors of up to $752 million. Pursuant to the terms of the settlement, and subject to the conditions thereof, up to $200 million of the settlement payment can be satisfied by delivery of common stock of Xcel Energy. Authorization for Xcel Energy to issue common stock in accordance with the terms of NRG’s Plan of Reorganization is being addressed in a separate application under the Act.

5	The Applicants do not request an extension of the authorization described in clause (iv) above, but rather seek the revised authorization for intrasystem financings and guarantees as described below.

parties, the loaning of the proceeds of such financings to Xcel Energy or such Subsidiaries, the guarantee of all or part of the obligations of any Financing Subsidiary under any securities issued by the Financing Subsidiary, and Xcel Energy or a Subsidiary to enter into expense arrangements in respect of the obligations of any such Financing Subsidiary;6

     (vii)  Xcel Energy and its Non-Utility Subsidiaries to acquire the securities of one or more companies (the “Intermediate Subsidiaries”), which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more other Non-Utility Subsidiaries, provided that Intermediate Securities may also engage in development activities and administrative activities relating to such subsidiaries;

     (viii)  Xcel Energy to restructure its non-utility interests, including the creation of new, or the elimination of existing, Intermediate Subsidiaries, the consolidation of Non-Utility Subsidiaries engaged in similar businesses, the spin-off of a portion of an existing business of a Non-Utility Subsidiary to another Non-Utility Subsidiary, the re-incorporation of an existing Non-Utility Subsidiary in a different state, the transfer of authority from one Non-Utility Subsidiary to another or other similar type arrangements, and to change the terms of any wholly-owned Non-Utility Subsidiary’s authorized capital stock capitalization as deemed appropriate by Xcel Energy or other immediate parent company;

     (xi)  any Non-Utility Subsidiary to pay dividends out of capital and unearned surplus; and

     (x)  the use by Xcel Energy of financings to invest in exempt wholesale generators (“EWGs”), as defined in section 32 of the Act, and foreign utility companies (“FUCOs”), as defined in section 33 of the Act, and to guarantee the obligations of EWGs and FUCOs, provided that Xcel Energy’s aggregate investment at the time of such investment shall not exceed 100% of its “consolidated retained earnings”, as defined in Rule 53(a)(1)(ii).

     In the Supplemental Financing Order, the Commission authorized Xcel Energy to declare and pay two quarterly dividends out of capital and unearned surplus on its common stock and its preferred stock, in an aggregate amount of up to $152 million and reserved jurisdiction over Xcel Energy’s request to (i) increase the aggregate amount of common stock and long-term debt securities that it may issue during the Authorization Period from the $2.0 billion authorized by the August 2000 Order to $2.5 billion, (ii) modify certain of the conditions applicable to the Financing Activities, and (iii) pay dividends out of capital and unearned surplus for any subsequent quarterly period, up to an aggregate amount of $260 million. As indicated above, Applicants are seeking in the Application a release of jurisdiction over item (i) in the immediately preceding sentence.

     The authority granted in the Financing Orders is collectively referred to as the “Current Financing Authority”.

     Xcel Energy’s Current Financing Authority expires on September 30, 2003. Applicants request that the Commission extend the Authorization Period for the Current Financing Authority through the Extended Authorization Period. Except as otherwise requested in the Application, Applicants do not seek to increase or modify the Current Financing Authority at this time. Applicants state that they will file an Application-Declaration with the Commission prior

6	The Applicants do not request an extension of the authorization described in clause (vi) above, but rather seek the revised authorization for Financing Subsidiaries as described below.

to the expiration of the Extended Authorization Period to seek financing authority beyond June 30, 2005.

     Applicants request that the financing authority granted by the Application be subject to the following general terms and conditions, where appropriate:

     Effective Cost of Money. The effective cost of money on debt and preferred securities issued to non-associate companies pursuant to authorization in the Financing Orders and/or an order in this matter will not exceed competitive market rates for securities of comparable credit quality with similar terms and features.

     Maturity of Debt. The maturity of authorized indebtedness will not exceed 50 years.

     Investment Grade Ratings. Applicants further represent that apart from securities issued for the purpose of intrasystem financings, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission pursuant to the Application, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer (except in the case of Xcel Energy, Xcel Energy’s preferred stock) that are rated are rated investment grade; and (iii) all outstanding securities of Xcel Energy (except for Xcel Energy’s preferred stock) that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization. Xcel Energy’s preferred stock is not rated investment grade. Applicants request that the Commission reserve jurisdiction over the issuance by Xcel Energy of preferred stock and/or any other such securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

     Capitalization Ratios. Xcel Energy’s common equity, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, will be at least 30% of consolidated total capitalization (the “Xcel 30% Test”);7 provided that in any event when Xcel Energy does not satisfy the Xcel 30% Test, Xcel Energy may issue common stock pursuant to this authorization. Similarly, the common stock equity of each Utility Subsidiary will be at least 30% of that Utility Subsidiary’s total capitalization. Xcel Energy requests that the Commission reserve jurisdiction over Xcel Energy’s authority to engage in the financing transactions authorized in the Financing Orders and in this proceeding at a time when Xcel Energy does not satisfy the Xcel 30% Test.

     Fees, Commissions and Other Remuneration. The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issuance of any security issued by Xcel Energy will not exceed the greater of (A) 5% of the principal or total amount of the securities being issued or (B) issuances expenses that are paid at the time in respect of the

7	Total capitalization is the sum of common stock equity, preferred stock, long-term debt (including current maturities) and short-term debt.

issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

     Applicants state that the proceeds from the financings authorized by the Commission pursuant to the Application will be used for the same purposes authorized in the August 2000 Order, which are general corporate purposes, including (i) financing investments by and capital expenditures of Xcel Energy and its Subsidiaries, (ii) the repayment, redemption, refunding or purchase by Xcel Energy or any of its Subsidiaries of securities issued by such companies without the need for prior Commission approval pursuant to Rule 42 or a successor rule, (iii) financing working capital requirements of Xcel Energy and its Subsidiaries, and (iv) other lawful general purposes. In addition, any use of proceeds to make investments in any “energy-related company,” as defined in Rule 58 under the Act, will be subject to the investment limitation of such rule, and any use of proceeds to make investments in any EWG or FUCO will be subject to the investment limitation and other conditions set forth in the 100% Order or any order amending or replacing the 100% Order. Xcel Energy further commits that no financing proceeds will be used to acquire the equity securities of any new subsidiary unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or is in accordance with an available exemption under the Act or the rules thereunder.

     Xcel Energy requests that the Commission release jurisdiction reserved in the Supplemental Financing Order over Xcel Energy’s request to increase the aggregate amount of common stock and long-term debt securities that it may issue from $2.0 billion to $2.5 billion. More specifically, Xcel Energy requests authorization, subject to the financing parameters set forth in the Application, to issue and sell common stock and/or long-term debt securities for the uses described herein, provided that the aggregate proceeds received during the Extended Authorization Period upon issuance of such common stock (exclusive of the issuance of common stock specifically authorized in the Financing Orders in respect of employee benefit plans and dividend reinvestment plans, the issuance of common stock specifically authorized in the NRG Order and the issuance of common stock pursuant to NRG’s Plan of Reorganization) and the aggregate principal amount of long-term debt issued and outstanding at any one time during the Extended Authorization Period, together with any long-term debt or preferred securities issued by Financing Subsidiaries established by Xcel Energy, shall not exceed $2.5 billion.

     Applicants propose that the issuance of common stock and long-term debt of Xcel Energy would be subject to the following general terms and conditions:

     Common Stock. Subject to the limits described above and the other conditions described in the Application, Xcel Energy may issue and sell common stock, options, warrants and stock purchase rights exercisable for common stock, or other equity-linked securities or contracts to purchase common stock. Such financings may be effected pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     Xcel Energy may also issue common stock in public or privately-negotiated transactions in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in this proceeding or in a separate proceeding or is exempt under the Act or the rules thereunder.

     Long-Term Debt. The long-term debt to be issued by Xcel Energy pursuant to the authorization will be unsecured. Subject to the limits described above and the other conditions described in the Application, Xcel Energy’s long-term debt (a) may be subordinated in right of payment to other debt and other obligations of Xcel Energy, (b) may be convertible into any other securities of Xcel Energy, (c) will have maturities ranging from one to 50 years, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may provide for reset of the interest rate pursuant to a remarketing arrangement, and (g) may be called from existing investors by a third party. In addition, Xcel Energy may have the right from time to time to defer the payment of interest on all or a portion of its long-term debt (which may be fixed or floating or “multi-modal”, i.e., where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period).

     Xcel Energy contemplates that long-term debt securities would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933, as amended, in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

     The August 2000 Order authorizes Xcel Energy and its Subsidiaries to form one or more Financing Subsidiaries to issue preferred securities and/or long-term debt securities the proceeds of which may be loaned to Xcel Energy or the Subsidiary which established such Financing Subsidiary. Any issuance of such long-term debt securities by a Financing Subsidiary established by Xcel Energy will be counted against the $2.5 billion financing limit described below.

     Intrasystem Financings and Guarantees. For the Extended Authorization Period, Applicants request that the terms and conditions for intrasystem financings and guarantees be modified. The Applicants request authorization for (i) Xcel Energy to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (“Guarantees”) with respect to the obligations of Utility Subsidiaries as may be appropriate to enable such Utility Subsidiaries to carry on in the ordinary course of their respective businesses, and (ii) Xcel Energy and the Non-Utility Subsidiaries to enter into Guarantees with respect to the obligations of Non-Utility Subsidiaries as may be appropriate to enable such Non-Utility Subsidiaries to carry on in the ordinary course of their respective businesses; provided that the aggregate principal amount of intrasystem financings and Guarantees pursuant to this paragraph shall not exceed $2.5 billion outstanding at any one time during the Extended Authorization Period. The $1.0 billion excludes any such Guarantees that are exempt pursuant to Rules 45(b) and 52. The authorization requested herein will permit issuances of guarantees in situations where the exemptions provided by Rules 45(b) and 52 are not applicable.

     Xcel Energy may charge each Subsidiary a fee for each guarantee provided on behalf of such Subsidiary that is determined by multiplying the amount of any such guarantee by Xcel Energy by the cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees) for the period of time the guarantee remains outstanding. Non-Utility Subsidiaries may also charge each Non-Utility Subsidiary a fee for each guarantee provided on its behalf determined in the same manner as specified above.

     The Applicants also request authorization for Xcel Energy to finance its Non-Utility Subsidiaries and its Non-Utility Subsidiaries to finance other Non-Utility Subsidiaries in an aggregate principal amount outstanding at any one time during the Extended Authorization Period of not to exceed $400 million. The $400 million excludes any such financings that are exempt pursuant to Rules 45(b) and 52.

     Intra-system financings would generally be in the form of cash capital contributions, open account advances, inter-company loans, and/or capital stock purchases. Intra-system financing will provide funds for general corporate purposes, including working capital requirements, investments and capital expenditures. Xcel Energy or the lending Non-Utility Subsidiary will determine, at its discretion, how much financing to give each borrowing Non-Utility Subsidiary as its needs dictate during the Extended Authorization Period.

     Generally, Xcel Energy or the lending Subsidiary’s loans to, and purchase of capital stock from, such borrowing Subsidiaries will be exempt under Rule 52, and capital contributions and open account advances without interest will be exempt under Rule 45(b). The authorization requested herein will permit intra-system loans in situations where the exemptions provided by Rules 45(b) and 52 are not applicable.

     In the case of loans by Xcel Energy or a Non-Utility Subsidiary to a Non-Utility Subsidiary, the company making such loan or extending such credit may charge interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings of such lending company, including an allocated share of commitment fees and related expenses. If no such borrowings are outstanding, then the interest rate shall be predicated on the Federal Funds’ effective rate of interest as quoted daily by the Federal Reserve Bank of New York. In the limited circumstances where the Non-Utility Subsidiary effecting the borrowing is not wholly-owned by Xcel Energy, directly or indirectly, authority is requested under the Act for Xcel Energy or a Non-Utility Subsidiary to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. If such loans are made to a Non-Utility Subsidiary which is not wholly-owned, such Non-Utility Subsidiary will not provide any services to any associate Subsidiary except a company which meets one of the conditions for rendering of services on a basis other than “at cost”, as authorized in Holding Company Act Release No. 27212 (August 16, 2000).

     In the event any such intra-system financings are made or guarantees are issued, Xcel Energy will include in the next certificate filed pursuant to Rule 24 substantially the same information as that required on Form U-6B-2 with respect to such transaction.

     Utility Money Pool. In order to provide intrasystem financing to the Utility Subsidiaries, Applicants request authorization to operate a Utility Money Pool. The Utility Money Pool would include some or all of the Utility Subsidiaries as borrowers from and lenders to the pool. Xcel Energy would participate in the Utility Money Pool, but only as a lender to the pool. Xcel Energy Services Inc. (“Xcel Services”) will act as the administrator of the Utility Money Pool. To the extent not exempted by Rule 52, the Utility Subsidiaries request authorization to make unsecured short-term borrowings from the Utility Money Pool and to contribute surplus funds to the Utility Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool. Xcel Energy requests authorization to contribute surplus funds and to lend and extend credit to the Utility Subsidiaries through the Utility Money Pool. No loans through the Utility Money Pool would be made to, and no borrowings through the Utility Money Pool would be made by, Xcel Energy.

     The Applicants believe that the cost of the proposed borrowings through the Utility Money Pool will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the Utility Money Pool will generally be higher than the typical yield on short-term investments.

     Under the proposed terms of the Utility Money Pool, short-term funds would be available from the following sources for short-term loans to each of the Utility Subsidiaries from time to time: (1) surplus funds in the treasuries of Utility Money Pool participants, (2) surplus funds in the treasury of Xcel Energy, and (3) proceeds from bank borrowings by Utility Money Pool participants or the sale of commercial paper by the Utility Money Pool participants for loan to the Utility Money Pool (“External Funds”). The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool or shall borrow funds from the Utility Money Pool would be made by such participant’s chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant’s sole discretion.

     Utility Money Pool participants that borrow would borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of Xcel Energy and other Utility Money Pool participants (“Internal Funds”) and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower would borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

     Borrowings from the Utility Money Pool would require authorization by the borrower’s chief financial officer or treasurer, or by a designee thereof. No party would be required to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper.

     The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool would initially be paid by the participant maintaining such line. A portion of such costs — or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool — would be retroactively allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

     If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by the Utility Money Pool participants for all loans of such Internal Funds outstanding on any day will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal on the last business day of the prior calendar month.

     If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds would be equal to the lending company’s cost for such External Funds (or, if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

     In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such “blended” funds would be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second-preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above).

     Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool’s liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than “A” by a nationally recognized rating agency; (iv) commercial paper rated not less than “A-1” or “P-1” or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit; (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

     The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the Utility Money Pool in accordance with the proportion each participant’s contribution of funds bears to the total amount of funds in the Utility Money Pool.

     Each Applicant receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty.

     Operation of the Utility Money Pool, including record keeping and coordination of loans, will be handled by Xcel Services under the authority of the appropriate officers of the participating companies. Xcel Services will administer the Utility Money Pool on an “at cost” basis.

     Proceeds from the Utility Money Pool may be used by each such Utility Subsidiary (i) for the interim financing of its construction and capital expenditure programs, (ii) for its working capital needs, (iii) for the repayment, redemption or refinancing of its debt and preferred stock, (iv) to meet unexpected contingencies, payment and timing differences and cash requirements, and (v) to otherwise finance its own business and for other lawful general corporate purposes. The Utility Subsidiaries request authority to borrow up to an amount at any one time outstanding from the Utility Money Pool as set forth below:

Utility Subsidiary	Money Pool Limit

NSP-M	$250 million
NSP-W	$100 million
PSCo	$250 million
SPS	$100 million
Cheyenne	$ 40 million
Black Mountain	$ 40 million

Loans to Cheyenne and Black Mountain through the money pool will be counted against their respective $40 million limits applicable to short-term debt.

     Financing Subsidiaries. For the Extended Authorization Period, Applicants request that the terms and conditions in respect of Financing Subsidiaries be modified. The Applicants request authority for Xcel Energy and its Subsidiaries to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (“Financing Subsidiaries”) created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Xcel Energy and the Subsidiaries through the issuance of debt or preferred securities, including but not limited to monthly income preferred securities, to third parties and the loaning of the proceeds of such financings to Xcel Energy or such Subsidiaries. The proceeds of any securities issuance by a

Financing Subsidiary would be loaned, dividended or otherwise transferred to Xcel Energy or the Subsidiary that established such Financing Subsidiary. The proceeds of any securities issuances by a Financing Subsidiary would count against any applicable authorization limit of Xcel Energy or a Subsidiary establishing such Financing Subsidiary as though Xcel Energy or the Subsidiary had undertaken the issuance directly. Xcel Energy or the Subsidiary that established such Financing Subsidiary, as applicable, may, if required, guarantee all or part of the obligations of such Financing Subsidiary under any securities issued by the Financing Subsidiary. Xcel Energy or the Subsidiary that established such Financing Subsidiary, as applicable, also may enter into expense arrangements in respect of the obligations of such Financing Subsidiary. However, the amount of any such guarantee by Xcel Energy or a Subsidiary would not be counted against the authorization limit in respect of intra-system financings and guarantees discussed above.

     Any such long-term debt or preferred securities would be issued with terms and features negotiated or based upon, or otherwise determined by, competitive capital markets, and in any event consistent with the general terms set forth above for Xcel Energy. Any such preferred securities would have dividend rates or methods of determining the same, redemption provisions, conversion or put terms and other terms and conditions as Xcel may determine at the time of issuance. In addition, all issuances of preferred securities will be at rates or prices, and under conditions negotiated pursuant to, based upon, or otherwise determined by competitive capital markets.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.